Exhibit 4.10

Capital Injection Agreement

between

China Life Pension Company Limited

and

China Life Insurance Company Limited

This agreement (this “Agreement”) is entered into on May 7, 2008 in Beijing by and between:

Party A: China Life Pension Company Limited

Address: No. 20 Chao Wai Shi Chang Street, Chao Yang District, Beijing

Legal representative: Wan Feng

Party B: China Life Insurance Company Limited

Address: China Life Tower, No. 16 Chao Wai Street, Chao Yang District, Beijing

Legal representative: Yang Chao

Whereas:

(1)	Both Party A and Party B are joint stock companies duly organized and validly existing. As of the date of this Agreement, the total capital shares of Party A is 600 million, 33 million shares of which (accounting for 55% of the total capital shares) are held by Party B.

(2)	To help expand Party A’s business and increase its competitiveness, under the terms and conditions of this Agreement, Party A agrees to issue to Party B, and Party B agrees to subscribe for, 1,854,838,700 shares.

It is hereby agreed as follows through consultations between Party A and Party B:

Article 1. Terms and interpretation

1.1 Terms

Under this Agreement, unless otherwise provided, the following terms shall have the meanings set out below:

“The Capital Increase” refers to Party A’s issuance of 1,854,838,700 RMB- denominated common shares to Party B according to the terms and conditions under this Agreement;

“Approval Authorities” refers to the State Council and its affiliated ministries and departments which, according to applicable laws, have the authority to approve issues regarding the Capital Increase including, without limitation, to China Insurance Regulatory Commission (the “CIRC”).

“Approval on Capital Increase” refers to the approval on the capital increase by all competent Approval Authorities.

“Date of Approval on Capital Increase” refers to the date on which Approval Authorities approve the Capital Increase; in the event that the Capital Increase is subject to approvals by different Approval Authorities, Date of Approval on Capital Increase refers to the date on which all the approvals from all Approval Authorities on all issues of the Capital Increase are obtained.

“Organization Documents” refers to, with respect to either party hereto, the articles of associations, business license, approval certificate, shareholders’ agreement/sponsors’ agreement, or any equivalent management documents or organization documents, and any amendment to such documents.

“Applicable laws” refers to, with respect to either party hereto, any public, effective and applicable laws, regulations, decisions, orders, local regulations, autonomous statutes, specific regulations, departmental rules of the State Council and local government rules that are applicable to such party or binding upon such party or any properties of such party, as well as other legally binding normative documents.

“PRC” refers to the People’s Republic of China. For the purposes of this Agreement, PRC does not include the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.

“Working day” refers to any calendar day except Saturday, Sunday and PRC public holidays.

“Yuan” refers to Renminbi (“RMB”) Yuan, the official currency of the PRC.

1.2 Interpretation

Under this Agreement, unless the context requires otherwise:

(1) Any reference to this Agreement includes reference to the amendment hereto or supplementary documents of this Agreement;

(2) Any reference to articles refers to the articles under this Agreement;

(3) The headings of this Agreement are for convenience only, and shall not constitute any interpretation of this Agreement, or define the content or the scope of the content under such headings;

(4) Any reference to any party under any documents includes references to such party’s successors and authorized assignee.

Article 2. Share issuance and subscription

In accordance with the terms and conditions under this Agreement, Party A agrees to issue to Party B, and Party B agrees to subscribe for, 1,854,838,700 shares. In the event that decisions made by relevant Approval Authorities result in inconsistency between the aforesaid shares and shares actually subscribed by Party B, the number of shares approved by such Approval Authorities shall prevail. The total price for share subscription specified under Article 3.1 of this Agreement shall be adjusted accordingly.

Article 3. Subscription price and payment

3.1 Subscription price

Both Party A and Party B agree that, the subscription price for each share to be issued by Party A and subscribed by Party B is 1 Yuan. The total subscription price is 1854.8387 million Yuan.

3.2 Payment

(1) Party A notifies Party B of a request for payment. Party B shall, within five working days upon the receipt of such notification, remit the total subscription price as specified under Article 2 and Article 3.1 of this Agreement in full to the account specified by Party A below or to the account otherwise designated in such notification.

Account name: China Life Pension Company Limited

Account No.: 110060149018170020869

Account opening bank: Bank of Communications, Beijing Branch Sales Department

Bank No.: 149

(2) Following the remittance of the above said subscription price by Party B to the account designated by Party A, Party A shall, within three working days, issue relevant document to Party B confirming the receipt of such price.

(3) With respect to the aforesaid subscription price paid by Party B to Party A, any interest incurred during the period from the payment date to the date on which Party A completes the industrial and commercial alteration registration for the Capital Increase belongs to Party A.

Article 4. Capital verification and alteration registration

Following Party B’s payment of the aforesaid subscription price as specified under Item (1) of Article 3.2, Party A shall, within five working days, retain an accounting firm to verify the Capital Increase. After such verification, Party A shall promptly go through the approval procedures with the CIRC pursuant to applicable PRC laws and regulations; complete the industrial and commercial alteration registration; file the amended articles of associations with the authority responsible for corporation registration and record the subscription of shares by Party B in its shareholder registry.

Article 5. Party A’s representations, undertakings and warranties

Party A hereby represents, undertakes and warrants that:

5.1 Organization and status

Party A is a joint stock company duly organized and validly existing under PRC laws and operating in conformity with PRC laws and regulations. Party A has sound organization and operates well within its business scope. Party A has full rights and power regarding its engagement in business operations, being in possession of and using the property it claims being entitled to possess and use, and its performance and exercise of the obligations and rights under applicable agreements.

5.2 Authorization, no conflicts

(1) Authorization. Unless otherwise specified herein, Party A has obtained all necessary authorizations to execute and perform this Agreement, and to complete the Capital Increase. Upon taking effect, this Agreement would constitute legal, effective and binding obligations of Party A and is enforceable against Party A.

(2) No conflicts. Party A’s execution of this Agreement and its fulfillment of the Capital Increase will not: 1) result in Party A’s breach of any provisions under Party A’s organization documents or any resolutions passed at Party A’s board meetings or shareholders’ meetings; 2) conflict with or result in the violation of any contracts, or any provisions or specifications under any documents binding upon Party A and to which Party A is a party, or result in a default under such contracts or documents; or 3) result in the violation of any applicable laws.

5.3 Shareholding structure

(1) As of the date of this Agreement, the registered capital and paid-up capital of Party A are both 600 million Yuan. Total capital shares are 600 million shares, with a nominal value of 1 Yuan per share. The shareholding structure is as follows:

Serial No.	Name of shareholder	Contribution amount	Shares subscribed	Shareholding percentage
1.	China Life Insurance (Group) Company	150 million Yuan	150,000,000	25%
2.	China Life Insurance Company Limited	330 million Yuan	330,000,000	55%
3.	China Life Insurance Asset Management Company Limited	120 million Yuan	120,000,000	20%

(2) Party A entered into a Share Subscription Agreement for Capital Increase of China Life Pension Company Limited on October 22, 2007 with China Credit Trust Co., Ltd. (the “CCTC”). Under such agreement, CCTC agreed to subscribe 45,161,300 shares that were additionally issued by Party A with a price of 1 Yuan per share. However, as of the date of this Agreement, such share subscription has not been completed. Party A undertakes and warrants that: in the event that such share issuance and subscription fail to obtain approvals from Approval Authorities before December 12, 2008, Party A will terminate the aforesaid Share Subscription Agreement for Capital Increase of China Life Pension Company Limited executed with CCTC and will not incur any default liability for such termination.

(3) Upon the completion of the aforesaid share issuance to CCTC and the Capital Increase by Party A, Party A’s registered capital and paid-up capital will both increase to 2,500 million Yuan; total capital shares will increase to 2,500 million shares with a nominal value of 1 Yuan per share. The shareholding structure will be:

Serial No.	Name of shareholder	Contribution amount	Shares subscribed	Shareholding percentage
1.	China Life Insurance (Group) Company	150 million Yuan	150,000,000	6%
2.	China Life Insurance Company Limited	2,184,838,700 Yuan	2,184,838,700	87.4%
3.	China Life Insurance Asset Management Company Limited	120 million Yuan	120,000,000	4.8%
4.	China Credit Trust Co., Ltd.	45,161,300 Yuan	45,161,300	1.8%

5.4 Financial statements

The financial statements since Party A’s incorporation that Party A provides to Party B as requested by Party B, including the balance sheets, the profit statements, the statements of changes in shareholder equity are prepared according to applicable laws and accounting standards for business entities, which, in all material respects, fairly reflect the financial conditions and business results of Party A.

5.5 Property rights

With respect to the properties that Party A claims ownership of, including all properties reflected in the balance sheets, Party A has the absolute ownership rights and such properties are not subject to or affected by the rights of any third party.

5.6 Taxation

Party A reports and pays taxes in accordance with PRC laws and regulations. All documents related to such reports are true, accurate and complete.

5.7 No material adverse changes

From the date of the balance sheets until the date of this Agreement, there are neither material adverse changes to its business operations, assets or reputation of Party A, nor any events that may result in such material adverse changes. Upon the execution of this Agreement, Party A will, with its best efforts, maintain the integrity of its current business organization, ensure the effective services provided by management, employees and agents, and keep a good relationship with providers, clients, land owners, creditors, employers, agents and other parties that Party A has business dealings with.

5.8 Compliance with applicable laws and governmental authorization

(1) From its incorporation on January 15, 2007 until the date of this Agreement, Party A has strictly complied with laws and regulations that are applicable to its business operations;

(2) From its incorporation on January 15, 2007 until the date of this Agreement, Party A has never violated applicable laws, or engaged in any activities that gave rise to any liability or required it to, partially or in whole, assume fees or take remedial measures of any nature.

(3) From its incorporation on January 15, 2007 until the date of this Agreement, Party A has never received any notification or other materials from any governmental departments or other legal persons alleging Party A’s non-compliance with applicable laws.

5.9 Litigation, arbitration and other legal proceedings

(1) As of the date of this Agreement, there is no litigation, arbitration or other legal proceedings initiated by Party A against a third party or by a third party against Party A regarding Party A’s business operations or assets that Party A owns and uses;

(2) As of the date of this Agreement, there is no litigation, arbitration or other legal proceedings that may impede, postpone, delay, illegalize, or otherwise interfere with Party A’s execution and performance of this Agreement.

5.10 No certain changes and events

From the date of the balance sheet until the date of this Agreement, Party A has not:

(1) disposed of, leased or assigned its assets or properties, nor pledged, mortgaged, liened, collateralized its assets or properties that created benefits in third parties;

(2) rejected or waived any significant rights.

5.11 No defaults

From its incorporation on January 15, 2007 until the date of this Agreement, Party A has strictly complied with and properly performed applicable terms and stipulations under the contracts which specify Party A’s liabilities and obligations or restrict Party A’s ownership and usage of its properties. No default has occurred.

5.12 Labor relationship

From Party A’s incorporation on January 15, 2007 until the date of this Agreement, there is no pending, existing or potential

(1) strike, sabotage, shut-down or administrative punishment, arbitration or litigation arising out of employee discontentment;

(2) administrative punishment, arbitration or litigation arising out of Party A’s alleged violation of labor laws and regulations.

5.13 Intellectual property

From its incorporation on January 15, 2007 until the date of this Agreement, intellectual properties required by Party A’s business operations solely belong to Party A. Party A did not create any pledge, debts or interests of any third parties in the intellectual properties it owns. Such intellectual properties were not involved in any complaint, invalidation or cancellation, do not infringe any third parties’ intellectual properties such as trade names, trademarks, or service logos, etc. Party A has taken reasonable and proper measures to protect its trade secrets and has the full power and rights to use such trade secrets.

5.14 Due diligence

As of the date of this Agreement, Party A allows Party B (including any intermediaries retained by Party B) to conduct due diligence on Party A’s organization structures, assets, contracts, claims and debts, financial conditions, account books, records and labor issues, etc. Party A will actively cooperate with and provide support to Party B.

5.15 Disclosure

There are no misrepresentations in the representations, undertakings and warranties made by Party A hereunder. All information and materials relating to this Agreement provided in writing by Party A to Party B are true and accurate in all material respects.

Article 6. Party B’s representations, undertakings and warranties

Party B hereby represents, undertakes and warrants that:

6.1 Organization and status

Party B is a joint stock company duly organized and validly existing under PRC laws.

6.2 Authorization, no conflicts

(1) Authorization. Unless otherwise specified herein, Party B has obtained all necessary authorizations to execute and perform this Agreement. Upon taking effect, this Agreement would constitute legal, effective and binding obligations of Party B and is enforceable against Party B.

(2) No conflicts. Party B’s execution and performance of this Agreement will not: 1) result in Party B’s breach of any provisions under Party B’s organization documents or any resolutions passed at Party B’s board meetings or shareholders’ meetings; 2) conflict with or result in the violation of any contracts, or any provisions or specifications under any documents, to which Party B is a party, binding upon Party B, or result in a default under such contracts or documents; or 3) result in the violation of any applicable laws.

6.3 Litigation, arbitration and other legal proceedings

As of the date of this Agreement, there is no litigation, arbitration or other legal proceedings that may impede, postpone, delay, illegalize, or otherwise interfere with Party B’s execution and performance of this Agreement.

6.4 Cooperation

Party B undertakes to assist Party A in obtaining from relevant government authorities all authorizations, approvals, filings, registrations, consents, permits required under this Agreement and any other documents that need third party approval.

Article 7. Preconditions

Party A’s issuance of shares to Party B and Party B’s subscription for such shares shall be subject to the following preconditions:

7.1 Approval by internal decision-making body

Decision-making bodies of both parties have approved the Capital Increase according to applicable laws and their respective articles of association.

7.2 No injunctions

As of the date the Capital Increase is approved, there are no regulations, injunctions or decisions that:

(1)	Party A is not allowed to issue shares to Party B;

(2)	Were promulgated or passed which prohibit Party A from issuing shares to Party B since the effective date of this Agreement.

7.3 No material defaults

As of the date the Capital Increase is approved, neither Party hereto is in material default.

Article 8. Default liabilities

8.1 Events of default

Both Parties hereto shall strictly follow the covenants hereunder. Any of the following events will be deemed as a default:

(1) Either Party hereto fails to perform or fully perform its obligations hereunder;

(2) Any representations, undertakings or warranties made under this Agreement by either Party hereto are, in any material respect, false or inaccurate; or either Party violates the representations, undertakings or warranties it made hereunder.

8.2 Remedies

(1) If Party B fails to pay timely, pay, or pay in full the subscription price specified hereunder, Party B shall pay a defaulting fee to Party A, which will be calculated as 0.021% for each day overdue. If such default continues for 15 consecutive working days, this Agreement shall be terminated automatically.

(2) Except for the above mentioned situation, in the event that any direct loss is incurred due to other defaulting activities of either Party hereto, the defaulting Party shall assume liabilities for compensating such direct loss.

Article 9. Expenditure and tax

9.1 Expenditure

Both parties hereto shall assume their own costs and expenditures incurred in respect of the preparation, execution and performance of this Agreement, respectively, including fees and expenditures for attorneys and financial consultants. Unless otherwise agreed, in the event that this Agreement is terminated, both Parties shall perform their payment obligations according to the defaulting liabilities as specified under this Agreement.

9.2 Tax

Both Parties hereto shall respectively assume their own income tax and other tax payable as required by applicable laws.

Article 10. Confidentiality

10.1 Either Party hereto shall be liable and obliged to, and shall cause its directors, officers, employees, agents and consultants liable and obliged to, keep strictly confidential the execution and performance of this Agreement, the substances and information contained hereunder, and the trade secrets that come to their knowledge during the negotiation, execution and performance of this Agreement. Such obligations and liabilities shall survive the termination of this Agreement, except for such information which:

(1) is or become available to other person who are not liable for the confidentiality of such information by either Party hereby without violating provisions under this Agreement;

(2) is provided, disclosed or used as required by legal proceedings or as requested by legal regulatory authorities;

(3) is received legally from a third party which is not subject to confidentiality liabilities for such information.

10.2 In the event that the transaction hereunder is not fully completed, either Party shall, at the request of the other Party, return or destroy the written information regarding the other Party.

Article 11. Notice

11.1 All notices or other communications under this Agreement from either Party to the other Party hereto shall be made in writing and sent by courier or facsimile or express mail. Such notices or communications shall be deemed to be duly given:

(1) If sent by courier, when signed by the recipient;

(2) If sent by facsimile, on the date when properly transmitted (transmission record requested), or the following working day if such day is a non-working day.

(3) If sent by express mail, the third day (in case of non-working day, upon the hand-over to the express delivery service company, or the following working day if such day is a non-working day.

11.2 All notices and communications shall be sent to the following addresses, or other addresses if the Party notifies in writing as required by this Agreement:

Party A: China Life Pension Company Limited

Fax: 010 85626199

Postal code: 100020

Address: 17/F, No. 20 Chao Wai Shi Chang Street, Chao Yang District, Beijing

Party B: China Life Insurance Company Limited

Fax: 010 85659300

Postal code: 100020

Address: China Life Tower, No. 16 Chao Wai Street, Chao Yang District, Beijing

Article 12. Effectiveness and termination of the Agreement

12.1 Effectiveness

(1) This Agreement shall become effective upon execution by both Parties’ respective legal representative or authorized representatives, and the official seals affixed hereon. The Capital Increase will be completed upon obtaining approval from the CIRC and the filing of the industrial and commercial alteration registration.

(2) The transaction contemplated herein will constitute the related party transaction of Party B under Hong Kong Stock Exchange Listing Rules (the “HKSE Rules”) and the Interim Administrative Measures on the Related Party Transactions of Insurance Companies (the “Interim Measures”). This Agreement and the performance hereunder shall be in compliance with the HKSE Rules and the Interim Measures.

(3) This Agreement and the performance hereunder shall be in compliance with the HKSE Rules as amended and in effect from time to time, the Shanghai Stock Exchange Listing Rules, the Interim Measures and other laws and normative documents. As preconditions for the transaction contemplated herein, both Parties undertake to comply with the requirements and provisions under such rules, measures, laws and regulations relating to related party transactions.

12.2 Termination

This Agreement may be terminated:

(1) when both Parties agree to terminate this Agreement in writing;

(2) upon the receipt of notification by the defaulting Party from the other Party when such defaulting Party’s serious violation against provisions hereunder has caused material loss to the other Party or made it impossible to realize the subject matter hereunder;

(3) in the event that Party A fails to obtain permits from Approval Authorities for the Capital Increase, the date Party A becomes aware and notifies Party B of such non-approval;

(4) upon the receipt of notification to terminate from the other Party in the event that such Party becomes bankrupt, or a subject of dissolution and liquidation, or is winding up or becomes unable to pay material debts; or

(5) in accordance with other circumstances specified under other provisions of this Agreement.

In the event that this Agreement is terminated according to Item (1) and (3), neither Party shall be liable for the other Party for default.

Article 13. Governing laws and dispute resolution

13.1 Governing laws

The execution, effectiveness, interpretation and performance of this Agreement is governed by PRC laws.

13.2 Dispute resolution

(1) Any dispute arising out of or in connection with this Agreement shall be resolved at the first instance through friendly consultation between both Parties. If, within 30 days following the date on which such dispute occurred, the aforesaid consultation fails, either Party shall have the right to submit the dispute to China International Economic Trade and Arbitration Commission (“CIETAC”) for arbitration according to the then effective rules. The arbitration award shall be final and binding upon both Parties. Fees incurred by such arbitration, the execution of arbitration award and reasonable legal fees of the prevailing party shall all be borne by the losing party.

(2) When any dispute occurs and when any dispute is under arbitration, except for the matters under dispute, the Parties shall continue to exercise their respective remaining rights and fulfill their remaining obligations hereunder.

Article 14. Force Majeure

14.1 If either Party is affected by an event of force majeure (force majeure shall mean any event which is unforeseeable, unavoidable, and unovercomable by either Party, which arises after the date of execution of this Agreement, and makes it objectively impossible for either Party to perform, partially or in a whole, this Agreement, including with no limitation to flood, fire, drought, typhoon, earthquake, other natural disasters, strike, riot, rebellion, war, action or omission by governmental departments) and fails to perform all or part of the obligations hereunder, the performance of such obligations shall be suspended so long as such event lasts.

14.2 Either Party claiming an event of force majeure shall, to the extent practicable, promptly notify the other Party the occurrence of such event in writing, and within 10 working days upon the occurrence of such event, provide evidence on such occurrence and the duration of such event to the other Party through the ways of notice acceptable under this Agreement. Either Party which claims that an event of force majeure makes its performance of this Agreement objectively impossible shall exert reasonably practicable efforts and take appropriate measures to eliminate or alleviate the influence of such event.

14.3 During an event of force majeure, both Parties, except for the issues affected by such event, shall respectively continue to perform other obligations hereunder. After the elimination or termination of such event, both Parties shall resume the performance of their respective obligations hereunder; however, if performance of this Agreement is suspended for 30 days due to such event, either Party may have the right to notify the other Party in writing to terminate this Agreement.

14.4 If one Party fails to perform or delay the performance of its obligations hereunder due to an event of force majeure, it shall not assume liabilities for any damage, expense increase or loss incurred herein to the other Party.

Article 15. Miscellaneous

15.1 Entire Agreement

This Agreement constitutes the entire agreement between the Parties in relation to the subject matter hereof, and supersedes all prior agreements, covenants, understanding, other communications and arrangements, whether oral or written, with respect to the subject matter.

15.2 Amendment

(1) The Party seeking to amend this Agreement shall provide written notice to the other Party at least 30 days prior to the amendment.

(2) This Agreement shall only be amended or revised in writing upon the signatures of legal representatives of both Parties and the approval by both Parties after taking proper corporate actions and their respective official seals affixed. Such amendment shall only take effect after notifying or obtaining approval from the Hong Kong Stock Exchange and/or Party B’s board of directors and/or shareholders’ meeting (if applicable) (subject to provisions under the listing rules of both Hong Kong and Shanghai, as in effect from time to time, and requirements then in effect under the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

(3) In the event that the performance of this Agreement is affected due to changes in PRC laws, regulations and departmental rules, both Parties shall, in accordance with the principle of fairness and equality, revise the affected provisions promptly through friendly consultation to eliminate or alleviate the influence on the performance of such provisions arising out of the changes in applicable rules.

(4) Any matter not addressed herein shall be resolved by both Parties through consultation. A supplemental agreement or specific rules may be executed when necessary, and shall be deemed as an indispensible part of this Agreement and having the same effect as this Agreement.

15.3 Successors and assigns

Without prior consent of the other Party, either Party hereto shall not transfer this Agreement or any rights or obligations hereunder to a third party.

15.4 Severability

If any part, article or provision of this Agreement is rendered void, illegal or unenforceable under any circumstances by any arbitration body or court, such voidness, illegality or unenforceability shall not invalidate the remaining provisions of this Agreement.

15.5 Waiver

The waiver of any right or rights, power or privilege under this Agreement by either Party shall not be deemed as a waiver of other rights, power and privilege. No failure to exercise and no delay in exercising, on the part of either Party, of any right or rights, power or the privilege under this Agreement shall operate as a waiver thereof.

15.6 Counterparts

This Agreement shall be executed in eight counterparts, each party holding two counterparts. Party A holds the remaining four counterparts for the handling of a variety of approvals, registration and filing procedures with competent government authorities. Each counterpart shall have the same legal effect.

In witness hereof, each Party has caused its duly authorized representative to execute this Agreement on the date first set forth above.

(Intentionally left blank)

[This page is the signature page to the Capital Injection Agreement between China Life

Insurance Company Limited and China Life Pension Company Limited]

Party A: China Life Pension Company Limited (Seal)

Legal representative or authorized representative:

Party B: China Life Insurance Company Limited (Seal)

Legal representative or authorized representative: